As filed with the Securities and Exchange Commission on July 2, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Developers Diversified Realty Corporation
(Exact name of registrant as specified in its charter)

Ohio	34-1723097
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3300 Enterprise Parkway
Beachwood, Ohio 44122
(216) 755-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott A. Wolstein, Chief Executive Officer
Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122
(216) 755-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Albert T. Adams, Esq.
Baker & Hostetler LLP
3200 National City Center
1900 East Ninth Street
Cleveland, Ohio 44114
(216) 621-0200

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Share(1)	Price(1)	Registration Fee
Common Shares, $0.10 par value	463,185	$35.05	$16,234,635	$639

(1)	Estimated pursuant to Securities Act Rule 457(c) solely for purposes of calculating the amount of the registration fee, based upon the average of the high and low prices of the registrant’s common shares on June 30, 2008, as reported on the New York Stock Exchange.

PROSPECTUS

Developers Diversified Realty Corporation

463,185 Common Shares

This prospectus relates to resales of common shares previously issued by Developers Diversified Realty Corporation to the selling shareholders identified in this prospectus in private placements on June 13, 2008 and June 17, 2008 pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

We will not receive any proceeds from the sale of these shares.

The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

To the extent required, we will provide the specific terms of transactions in these shares in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest. See “Plan of Distribution.”

Our common shares are listed on the New York Stock Exchange under the symbol “DDR.” The last reported sale price of our common shares on the New York Stock Exchange on July 1, 2008 was $34.38 per share.

Investing in our common shares involves risks. Please see “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Our executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and our telephone number is (216) 755-5500.

We impose certain restrictions on the ownership of our common shares so that we can maintain our qualification as a real estate investment trust. You should read the information under the heading “Description of Common Shares — Restrictions on Ownership” in this prospectus for a description of those restrictions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2008

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus as if we had authorized it. This prospectus and any applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. Nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is correct on any date after their respective dates, even though this prospectus or a supplement is delivered or securities are sold on a later date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” the “Company” or “DDR” mean Developers Diversified Realty Corporation and all entities owned or controlled by Developers Diversified Realty Corporation. When we refer to our “articles of incorporation” we mean Developers Diversified Realty Corporation’s Second Amended and Restated Articles of Incorporation.

RISK FACTORS

Investing in our common shares involves various risks. You should carefully consider, among other factors, the matters described in the section entitled “Risk Factors” included as Part I, Item 1a. of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 before purchasing common shares.

FORWARD-LOOKING INFORMATION

This prospectus and any applicable prospectus supplement include and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “plan,” “estimate,” “project” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 and in subsequent reports that we file with the

Securities and Exchange Commission (“SEC”). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the shares. You may inspect the registration statement and exhibits without charge at the SEC’s Public Reference Room or at the SEC’s web site listed above, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces that information. We incorporate by reference the following documents we filed, excluding any information contained therein or attached as exhibits thereto which has been furnished but not filed, with the SEC:

a. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008;

b. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed on May 12, 2008;

c. Our Current Reports on Form 8-K filed on March 31, 2008, May 15, 2008 and July 2, 2008; and

d. The description of our common shares contained in our Registration Statement on Form 8-A dated January 26, 1993 and all amendments or reports filed with the SEC for the purpose of updating such description.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and be deemed a part of this prospectus from the date of filing such documents, except to the extent any information contained in or attached to such documents has been furnished but not filed with the SEC.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in any such documents), call or write Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, Ohio 44122, Attention: Michelle M. Dawson, Vice President of Investor Relations, telephone number (216) 755-5500. We also maintain a web site that contains additional information about us (http://www.ddrc.com). The information on our web site is not part of, or incorporated by reference into, this prospectus.

You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

THE COMPANY

We are a self-administered and self-managed real estate investment trust (REIT) in the business of acquiring, developing, redeveloping, owning, leasing and managing shopping centers. Our executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and our telephone number is (216) 755-5500.

RECENT EVENTS

In the first quarter of 2008, the Company sold one shopping center asset aggregating approximately 0.1 million square feet of Company-Owned GLA for a sales price of approximately $1.7 million, resulting in a net loss of approximately $0.1 million (the “Property Sale”). In accordance with the provisions of SFAS No. 144, the loss on sale and operations of this shopping center were classified as discontinued operations in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed on May 12, 2008, and incorporated by reference in this prospectus. Because the Property Sale was not considered a fundamental change or material to any of the periods presented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008, and incorporated by reference in this prospectus, the Company has not restated the financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, but rather will restate the information as required by SFAS No. 144 in conjunction with the preparation of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, unless required at an earlier date.

USE OF PROCEEDS

The common shares offered hereby are being registered for the account of the selling shareholders identified in this prospectus. See “Selling Shareholders.” All net proceeds from the sale of the common shares will go to the selling shareholders. We will not receive any part of the proceeds from such sale of shares.

DESCRIPTION OF COMMON SHARES

General

Our articles of incorporation authorize us to issue up to 300,000,000 common shares, $0.10 par value per share. As of June 30, 2008, we had 120,266,413 common shares outstanding. In addition, as of June 30, 2008, we have reserved 6,081,254 common shares for issuance under our equity-based award plans and 31,666 common shares for issuance upon the exercise of options granted to our directors. Our common shares are listed on the New York Stock Exchange under the symbol “DDR.” National City Bank, Cleveland, Ohio, is the transfer agent and registrar of the common shares.

The following description of our common shares sets forth certain of their general terms and provisions. The following description of our common shares is in all respects subject to and qualified by reference to the applicable provisions of our articles of incorporation and our code of regulations.

Holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefore. Any payment and declaration of dividends by the Company on our common shares and purchases thereof will be subject to certain restrictions if we fail to pay dividends on any outstanding preferred shares. If we are liquidated, dissolved or involved in any winding-up, the holders of our common shares are entitled to receive ratably any assets remaining after we have fully paid all of our liabilities, including the preferential amounts we owe with respect to any preferred shares. Holders of our common shares possess ordinary voting rights, with each share entitling the holder to one vote. Holders of our common shares have cumulative voting rights in the election of directors. Holders of our common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that we may subsequently issue.

All of our common shares currently outstanding are fully paid and nonassessable.

Restrictions on Ownership

In order for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Individual is defined in the Code to include certain entities. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To assure that five or fewer individuals do not own more than 50% in value of our outstanding common shares, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the “ownership limit”) of our outstanding common shares. Shareholders whose ownership exceeded the ownership limit immediately after the initial public offering, or IPO, may continue to own common shares in excess of the ownership limit and may acquire additional shares through the share option plan, the equity-based award plans, any dividend reinvestment plan adopted by the Company or from other existing shareholders who exceed the ownership limit, but may not acquire additional shares from those sources if the result would be that the five largest beneficial owners of common shares hold more than 49.6% of our outstanding common shares. In addition, because rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our articles of incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of our outstanding common shares. Our board of directors may waive the ownership limit and the related party limit if an opinion of counsel or a ruling from the Internal Revenue Service is provided to the board of directors to the effect that that ownership will not then or in the future jeopardize our status as a REIT. As a condition of any waiver, our board of directors will require appropriate representations and undertakings from the applicant with respect to preserving our REIT status.

The preceding restrictions on transferability and ownership of common shares may not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. The ownership limit and the related party limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the effects of the ownership limit and the related party limit are to prevent any person or small group of persons from acquiring unilateral control of us. Any change in the ownership limit requires an amendment to the articles of incorporation, even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Amendments to the articles of incorporation require the affirmative vote of holders owning a majority of our outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, that amendment also would require the affirmative vote of holders of two-thirds of the affected class of preferred shares.

If common shares in excess of the ownership limit or the related party limit, or common shares which would cause the REIT to be beneficially or constructively owned by less than 100 persons or would result in us being “closely held” within the meaning of Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer will be null and void to the intended transferee. The intended transferee will not acquire rights to the shares. Common shares transferred or proposed to be transferred in excess of the ownership limit or the related party limit or which would otherwise jeopardize our REIT status (“excess shares”) will be subject to repurchase by us. The purchase price of any excess shares will be equal to the lesser of (i) the price in the proposed transaction and (ii) the fair market value of the shares reflected in the last reported sale price for the common shares on the trading day immediately preceding the date on which we or our designee determine to exercise our repurchase right, if the shares are then listed on a national securities exchange, or such price for the shares on the principal exchange, if they are then listed on more than one national securities exchange, or, if the common shares are not then listed on a national securities exchange, the latest bid quotation for the common shares if they are then traded over-the-counter, or, if such quotation is not available, the fair market value as determined by our board of directors in good faith, on the last trading day immediately preceding the day on which notice of the proposed purchase is sent by us. From and after the date fixed for purchase of excess shares by us, the holder of the excess shares will cease to be entitled to distribution, voting rights and other benefits with respect to the excess shares except the right to payment of the purchase price for the excess shares. Any dividend or distribution paid to a proposed transferee on excess shares will be repaid to us upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

All certificates representing our common shares bear a legend referring to the preceding restrictions.

Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of our outstanding common shares must file an affidavit with us containing information specified in our articles of incorporation each year by January 31. In addition, each of those shareholders will upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary for us to comply with the provisions of the Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

CERTAIN ANTI-TAKEOVER PROVISIONS OF OHIO LAW

Certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to those provisions. We have opted out of one such provision. We remain subject to the provisions described below.

Chapter 1704 of the Ohio Revised Code prohibits certain transactions, including mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation with 50 or more shareholders involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power of the corporation (any such shareholder, a “10% Shareholder”), unless:

(i) the transaction is approved by the directors before the 10% Shareholder becomes a 10% Shareholder;

(ii) the acquisition of 10% of the voting power is approved by the directors before the 10% Shareholder becomes a 10% Shareholder; or

(iii) the transaction involves a 10% Shareholder who has been a 10% Shareholder for at least three years and is approved by the directors before the 10% Shareholder becomes a 10% Shareholder, is approved by holders of two-thirds of our voting power and the holders of a majority of the voting power not owned by the 10% Shareholder, or certain price and form of consideration requirements are met.

Chapter 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of us which might be beneficial to shareholders.

Section 1707.041 of the Ohio Revised Code regulates certain “control bids” for corporations in Ohio with fifty or more shareholders that have significant Ohio contacts and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material federal income tax considerations regarding the Company and the securities we are registering. This summary is based on current law, is for general information only and is not tax advice. The tax treatment to holders of our securities will vary depending on a holder’s particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of securities in light of his or her personal investments or tax circumstances, or to certain types of holders subject to special treatment under the federal income tax laws except to the extent discussed under the subheadings “— Taxation of Tax-Exempt Shareholders” and “— Taxation of Non-U.S. Shareholders.” In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our securities.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus supplement. Future legislation, Treasury Regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus supplement are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

You are advised to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and sale of our securities, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in applicable tax laws.

Taxation of the Company

General.  We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner.

The law firm of Baker & Hostetler LLP has acted as our tax counsel in connection with our election to be taxed as a REIT. It is the opinion of Baker & Hostetler LLP that we have qualified as a REIT under the Code for our taxable years ended December 31, 1993 through December 31, 2007, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ended December 31, 2008 and for future taxable years. It must be emphasized that the opinion of Baker & Hostetler LLP is based upon certain assumptions and representations as to factual matters made by us, including representations made by us in a representation letter and certificate provided by one of our officers and our factual representations set forth herein and in registration statements previously filed with the Securities and Exchange Commission. Any variation from the factual statements set forth herein, in registration statements previously filed with the Securities and Exchange Commission, or in the representation letter and certificate we have provided to Baker & Hostetler LLP may affect the conclusions upon which its opinion is based.

The opinions of Baker & Hostetler LLP are based on existing law as contained in the Code and Treasury Regulations promulgated thereunder, in effect on the date hereof, and the interpretations of such provisions and Treasury Regulations by the IRS and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively, and to possibly different interpretations. Baker & Hostetler LLP will have no obligation to advise the Company or the holders of our securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that the opinion represents Baker & Hostetler LLP’s best judgment of how a court would decide if presented with the issues addressed therein but, because opinions of counsel are not binding upon the IRS or any court, there can be no assurance that contrary positions may not successfully be asserted by the IRS. Moreover, our qualification and taxation as a REIT depends upon our ability, through actual annual operating results and methods of operation, to satisfy various qualification tests imposed under the Code, such as distributions to shareholders, asset composition levels, and diversity of stock ownership, the actual results of which have not been and will not be reviewed by Baker & Hostetler LLP. In addition, our ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, including affiliates that have made elections to be taxed as REITs, the status of which may not have been reviewed by Baker & Hostetler LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Company. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements for qualification and taxation as a REIT.

Similarly, we have significant subsidiaries that have elected to be taxed as REITs and are therefore subject to the same qualification tests.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that is distributed currently to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a C corporation. However, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, we may be subject to the “alternative minimum tax” on our items of tax preference under certain circumstances.

Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest U.S. federal corporate income tax rate on this income.

Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business.

Fifth, if we fail to satisfy the 75% or 95% gross income tests (as described below) due to reasonable cause and not due to willful neglect, but have maintained our qualification as a REIT because we satisfied certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect our profitability.

Sixth, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (defined below) and on which we pay the tax), and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that we will not make an election pursuant to existing Treasury Regulations to recognize such gain at the time we acquire the asset.

Eighth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Ninth, if we fail to satisfy any of the REIT asset tests, as described below, by more than a de minimis amount, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification as a REIT.  The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

(7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions;

(8) that elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and

(9) that adopts a calendar year accounting period.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to pension funds.

We believe that we have satisfied each of the above conditions. In addition, our articles of incorporation and code of regulations provide for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries and Taxable REIT Subsidiaries.  In the case of a REIT which is a partner in a partnership, or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and items of gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of partnerships and limited liability companies taxed as partnerships, in which we are, directly or indirectly through other partnerships or limited liability companies taxed as partnerships, a partner or member, are treated as our assets and items of income for purposes of applying the REIT qualification requirements described in this prospectus supplement (including the income and asset tests described below).

We own 100% of the stock of a number of corporate subsidiaries that are qualified REIT subsidiaries (each, a “QRS”) and may acquire stock of one or more new subsidiaries. A corporation qualifies as a QRS if 100% of its outstanding stock is held by the Company, and we do not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as our assets, liabilities and items of income, deduction and credit for all purposes of the Code, including the REIT qualification tests. For this reason, references to our income and assets include the income and assets of any QRS. A QRS is not subject to federal income tax, and our ownership of the voting stock of a QRS is ignored for purposes of determining our compliance with the ownership limits described below under “— Asset Tests.”

For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in a taxable REIT subsidiary (“TRS”). A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a TRS will not be subject to the 10% or 5% asset tests described below, and its operations will be subject to the provisions described above.

Income Tests.  We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year at least 75% of our gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from investments relating to real property or mortgages secured by real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investment income. Second, in each taxable year at least 95% of our gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) must be derived directly or indirectly from income from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Rents we receive will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in any way on the income or profits of any person, although rents generally will not be excluded solely because they are based on a fixed percentage or percentages of gross receipts or gross sales.

•	We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is our TRS, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of outstanding stock of such TRS.

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”.

•	For rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We do not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and we do not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). We directly perform services under certain of our leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which we own property. To the extent that the performance of any services provided by us would cause amounts received from our tenants to be excluded from rents from real property, we intend to hire a TRS, or an independent contractor from whom we derive no revenue, to perform such services.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of some or all of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

(i) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

(ii) our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Hedging Transactions.  Except to the extent provided by Treasury regulations, any income we derive from a hedging transaction (which may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts) which is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets. Income from any hedging transaction will, however, be nonqualifying for purposes of the 75% gross income test.

Prohibited Transaction Income.  Any gain we realize on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Whether property is held primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We do not intend to engage in prohibited transactions.

Penalty Tax.  Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our TRSs, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests.  At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and composition of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instruments that are purchased with the proceeds of a stock offering or public offering of debt at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in another REIT, a QRS or a TRS, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, commencing with out taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, no more than 20% of the value of our assets may be comprised of securities of one or more TRSs.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we failed to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we fail to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets and (iii) disclosing certain information to the IRS.

Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful. If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements.  To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to the sum of 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and 90% of our net income (after tax), if any, from foreclosure property; minus the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT taxable income” as described above.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay the distributions described above in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration or are paid during January to shareholders of record in October, November or December of the prior year. These distributions are taxable to our shareholders (other than tax-exempt entities) in the year in which they are paid, even though the distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential — i.e., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We generally expect that our REIT taxable income will be less than our cash flow because of the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends.

Under certain circumstances, we may be able to rectify a failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based on the amount of any deduction taken for deficiency dividends.

In addition, we would be subject to a 4% excise tax to the extent we fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation and on which we pay the tax), and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Earnings and Profits Distribution Requirement.  In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed “earnings and profits” that are attributable to a “C corporation” taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

We intend to make timely distributions to satisfy the annual distribution requirements.

Failure to Qualify

Specified cure provisions will be available to us in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT. These cure provisions would reduce the instances that could lead to our disqualification as a REIT for violations due to reasonable cause and would instead generally require the payment of a monetary penalty. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation of Taxable U.S. Shareholders

The following summary describes certain federal income tax consequences to U.S. shareholders with respect to an investment in our shares. This discussion does not address the tax consequences to persons who receive special treatment under the federal income tax law. Shareholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, shareholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States.

As used herein, the term “U.S. Shareholder” means a holder of shares who, for United States federal income tax purposes:

(i) is a citizen or resident of the United States;

(ii) is a corporation, partnership or other entity classified as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

(iii) is an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

Distributions Generally.  As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. For purposes of determining whether distributions to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to our common shares. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations.

Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders, our ordinary dividends generally are not eligible for the reduced 15% rate available to most non-corporate taxpayers through 2010, and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the reduced 15% rate does apply to our distributions:

(i) designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate);

(ii) to the extent attributable to dividends received by us from non-REIT corporations or other taxable REIT subsidiaries; and

(iii) to the extent attributable to income upon which we have paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the adjusted basis which each U.S. Shareholder has in his shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions.  Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a capital gains designation) will be taxable to U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Shareholders at either a 15% or a 25% rate, depending on the nature of the asset giving rise to the gain. Corporate U.S. Shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.  Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will be treated as portfolio income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. shareholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholder will be taxed at ordinary income rates on such amount. Other distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains.  We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election (a “Capital Gains Designation”) we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Shareholder generally would:

(i) include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

(ii) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

(iii) receive a credit or refund for the amount of tax deemed paid by it;

(iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

(v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

Dispositions of Shares

Generally, if you are a U.S. Shareholder and you sell or dispose of your shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year. However, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains. All or portion of any loss a U.S. Shareholder realizes upon a taxable disposition of our shares may be disallowed if the U.S. Shareholder purchases substantially identical stock within the 61-day period beginning 30 days before and ending 30 days after the disposition.

The maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is 15% for most assets. In the case of individuals whose ordinary income is taxed at a 10% or 15% rate, the 15% rate is reduced to 5%. Absent future legislation, the maximum tax rate on long-term capital gains will return to 20% for tax years beginning after December 31, 2010.

Redemption of Shares

If we redeem any of your shares in us, the tax treatment of the redemption can only be determined on the basis of particular facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption results in a “complete termination” of your interest in all classes of our equity securities, is a “substantially disproportionate redemption” or is “not essentially equivalent to a dividend” with respect to you. In applying these tests, there must be taken into account your ownership of all classes of our equity securities. You also must take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption by us of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is likely that the redemption of your shares would be considered “not essentially equivalent to a dividend” and, thus, would result in gain or loss to you. Gain from the sale or exchange of our shares held for more than one year is taxed at a maximum long-term capital gain rate. However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shareholdings in us that you own. If you own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Information Reporting and Backup Withholding

We report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity. Based on that ruling, dividend income from us will not be UBTI to a tax-exempt shareholder so long as the tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as “debt financed property” within the meaning of the Code (generally, shares, the acquisition of which was financed through a borrowing by the tax-exempt shareholder) and the shares are not otherwise used in a trade or business. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Code or has used the shares in its trade or business.

For tax-exempt shareholders, which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” may be treated as UBTI as to certain types of trusts that hold more than 10% (by value) of the interests in the REIT.

A REIT will not be a “pension held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. We do not expect to be classified as a “pension held REIT,” but because our shares are publicly traded, we cannot guarantee this will always be the case.

Tax-exempt shareholders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in our shares.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of non-U.S. Shareholders (defined below) are complex. This section is only a summary of such rules. We urge non-U.S. Shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of shares, including any reporting requirements. As used herein, the term “non-U.S. Shareholder” means any taxable beneficial owner of our shares (other than a partnership or entity that is treated as a partnership for U.S. federal income tax purposes) that is not a taxable U.S. Shareholder.

Ordinary Dividends.  A non-U.S. Shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. If a distribution is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, however, the non-U.S. Shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as taxable U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. Shareholder that is a non-U.S. corporation unless the rate is reduced or eliminated by an applicable income tax treaty).

Return of Capital.  A non-U.S. Shareholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its shares. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such shares. A non-U.S. Shareholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. Shareholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. Shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends.  Provided that a particular class of our shares is “regularly traded” on an established securities market in the United States, and the non-U.S. Shareholder does not own more than 5% of the shares of such class at any time during the one-year period preceding the distribution, then amounts distributed with respect to those shares that are designated as capital gains from our sale or exchange of U.S. real property interests (defined below) are treated as ordinary dividends taxable as described above under “— Ordinary Dividends.”

If the foregoing exceptions do not apply, for example because the non-U.S. Shareholder owns more than 5% of our shares, the non-U.S. Shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of U.S. real property interests under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. Shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. Shareholder. A non-U.S. Shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to taxable U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. Shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. Shareholder) it is not subject to withholding under FIRPTA. Instead, we must make up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. Shareholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

Distributions to a non-U.S. Shareholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “— Sale of Stock.”

Sale of Stock.  A non-U.S. Shareholder generally will not incur tax under FIRPTA on gain from the sale of its shares as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the shares. We believe that we are currently a “domestically controlled REIT.” Because our common shares are publicly traded, however, we cannot guarantee that we are or will continue to be a domestically controlled REIT. In addition, a non-U.S. Shareholder that owns, actually or constructively, 5% or less of a class of our outstanding shares at all times during a specified testing period will not incur tax under FIRPTA on a sale of such shares if the shares are “regularly traded” on an established securities market.

If neither of these exceptions were to apply, the gain on the sale of the shares would be taxed under FIRPTA, in which case a non-U.S. Shareholder would be required to file a U.S. federal income tax return and would be taxed in the same manner as taxable U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and, if the sold shares were not regularly traded on an established securities market or we were not a domestically-controlled REIT, the purchaser of the shares may be required to withhold and remit to the IRS 10% of the purchase price. Additionally, a corporate non-U.S. Shareholder may also be subject to the 30% branch profits tax on gains from the sale of shares taxed under FIRPTA.

A non-U.S. Shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as taxable U.S. Shareholders with respect to such gain, or (2) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. Shareholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules. A non-U.S. Shareholder that is treated as a corporation for U.S. federal income tax purposes and has effectively connected interest income (as described in the first point above) may also, under certain circumstances, be subject to an additional branch profits tax, which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding.  We must report annually to the IRS and to each non-U.S. Shareholder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty.

Backup withholding (currently at the rate of 28%) and additional information reporting will generally not apply to distributions to a non-U.S. Shareholder provided that the non-U.S. Shareholder certifies under penalty of perjury that the Shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against a non-U.S. Shareholder’s U.S. federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the IRS.

State and Local Tax Consequences

We may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. In addition, your state and local tax treatment may not conform to the federal income tax treatment discussed above. You should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

SELLING SHAREHOLDERS

We issued the common shares covered by this prospectus in private placements to the selling shareholders in connection with the redemption of their limited partnership interests in our subsidiaries, DDR/Tech 29 Limited Partnership (“Tech 29”) and Developers Diversified Centennial Promenade LP (“Centennial Promenade”). The following table sets forth, to our knowledge, certain information about the selling shareholders as of June 15, 2008.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Common shares issuable under stock options that are exercisable within 60 days after June 15, 2008 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the selling shareholders named in the table have sole voting and investment power with respect to their common shares. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the party named below.

			Number of	Common Shares to be
	Common Shares Beneficially Owned Prior to Offering		Common Shares	Beneficially Owned After Offering(1)
Name of Selling Shareholder	Number	Percentage	Being Offered	Number	Percentage

William Asbill	4,270	*	4,270	0	*
George Beuchert LLC	211,685	*	211,685	0	*
George H. Beuchert, III	84,563	*	84,563	0	*
The Beuchert Company	1,281	*	1,281	0	*
Barbara Kassap	11,644	*	11,644	0	*
KMGB Investment Corporation	5,147	*	4,547	0	*
Koelbel Promenade, LLC	126,434	*	126,434	0	*
Trust Under Agreement dated 12/29/78 with George H. Beuchert, III, Margaret B. Jones and Maurice J. Montaldi, Trustees	7,917	*	7,117	0	*
The 1987 Helman Trust with Jeffrey Helman, Trustee	11,644	*	11,644	0	*

*	Less than one percent.

(1)	We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders might not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer any amount of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

The selling shareholders have not held any position or office with, or had another material relationship with, us or any of our subsidiaries within the past three years, except as follows:

In October 1997, Koelbel Promenade, LLC (“Koelbel”) and another entity entered into an agreement of limited partnership for Centennial Promenade with us. The agreement provided for a right of redemption of Koelbel’s interest in Centennial Promenade in exchange for cash or our common shares, which was exercised in June 2008 and resulted in the issuance of 126,434 common shares to Koelbel on June 17, 2008. The common shares offered by Koelbel hereby are being registered pursuant to a registration rights agreement entered into in October 1997 related to Centennial Promenade. Under the terms of the agreement of limited partnership, Koelbel may not, during any calendar quarter, sell, transfer or otherwise dispose of the common shares if that sale, transfer or other disposition would cause the aggregate number of common shares sold, transferred or otherwise disposed of by all partners or former partners of Centennial Promenade and their affiliates to exceed 25,000 shares.

In September 1998, the selling shareholders (other than Koelbel Promenade, LLC) entered into an agreement of limited partnership for Tech 29 with us and one of our subsidiaries. The agreement provided for a right of redemption of each such selling shareholder’s interest in Tech 29 in exchange for cash or our common shares, which was exercised in May 2008 and resulted in the issuance of 336,751 common shares to those selling shareholders on June 13, 2008. The common shares offered by those selling shareholders hereby are being registered pursuant to a registration rights agreement entered into in October 1998 related to Tech 29.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders or the selling shareholders’ pledgees, donees, transferees or other successors-in-interest who have received, after the date of this prospectus and from the selling shareholders, shares as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling shareholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	crosses;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	a transaction on any exchange or in the over-the-counter market;

•	in privately negotiated transactions; or

•	through the distribution of the shares to its partners, members or shareholders.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell the common shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or their agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) ten years after the effective date of the registration statement of which this prospectus constitutes a part.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the common shares will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses in connection with the issuance and distribution of the shares being registered hereunder, all of which will be borne by the Company (except any underwriting discounts and commissions and fees and disbursements of the selling shareholders’ attorneys and any taxes relating to the sale or disposition of the shares). Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$639
NYSE listing fee	5,000
Accounting fees and expenses	10,000
Legal fees and expenses (other than Blue Sky)	25,000
Blue Sky fees and expenses (including counsel fees)	1,000
Printing and engraving expenses	2,000
Transfer agent’s and registrar’s fees and expenses	500
Miscellaneous expenses	361

Total	$44,500

Item 15.	Indemnification of Directors and Officers

The Ohio Revised Code (the “Ohio Code”) authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his or her action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against such person and incurred by such person in his or her capacity, or arising out of his or her status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Ohio Code.

The registrant’s code of regulations provides for the indemnification of directors and officers of the registrant to the maximum extent permitted by Ohio law as authorized by the board of directors of the registrant and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the registrant upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

The registrant maintains a directors’ and officers’ insurance policy which insures the directors and officers of the registrant from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the registrant, subject to certain exceptions.

The registrant has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent permitted under Ohio law.

Item 16.	Exhibits

Exhibit
No.	Exhibit Description

4.1	Second Amended and Restated Articles of Incorporation
4.2	Amended and Restated Code of Regulations(1)
4.3	Specimen Certificate for Common Shares(2)
5	Opinion of Baker & Hostetler LLP regarding legality
8	Opinion of Baker & Hostetler LLP regarding tax matters
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Baker & Hostetler LLP (included in Exhibit 5)
24	Power of Attorney

(1)	Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 filed on August 9, 2007.

(2)	Incorporated by reference from the Company’s Registration Statement on Form S-3 (No. 33-78778) filed with the Commission on May 10, 1994.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beachwood, State of Ohio, on July 2, 2008.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

By:	/s/ Scott A. Wolstein
Scott A. Wolstein
Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott A. Wolstein, Daniel B. Hurwitz and William H. Schafer, or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ Scott A. Wolstein Scott A. Wolstein	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	July 2, 2008

/s/ William H. Schafer William H. Schafer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 2, 2008

/s/ Christa A. Vesy Christa A. Vesy	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 2, 2008

/s/ Dean S. Adler Dean S. Adler	Director	July 2, 2008

/s/ Terrance R. Ahern Terrance R. Ahern	Director	July 2, 2008

Robert H. Gidel	Director	July 2, 2008

/s/ Victor B. MacFarlane Victor B. MacFarlane	Director	July 2, 2008

/s/ Craig Macnab Craig Macnab	Director	July 2, 2008

/s/ Scott D. Roulston Scott D. Roulston	Director	July 2, 2008

/s/ Barry A. Sholem Barry A. Sholem	Director	July 2, 2008

/s/ William B. Summers, Jr. William B. Summers, Jr.	Director	July 2, 2008